Free Writing Prospectus
Filed Pursuant to Rule 433
Dated November 9, 2021
Registration Statement Nos. 333-228027 and 333-228027-12

*FULL Px DETS* $1.482 billion Toyota Auto Receivables 2021-D Owner Trust

Joint Bookrunners : RBC (str), BMO, JPM, TD
Active DE&I Co-Managers : Academy, Loop, R. Seelaus

--AMOUNT($mm)--
CLS	TOTAL	OFFERED	WAL	S/F	P-WIN	E-FIN	L-FIN	BENCH	SPRD	YLD%	CPN%	$Px
A-1	325.00	308.75	0.21	A-1+/F1+	1- 5	04/22	11/22	iLIB	- 2	0.11192		100.00000
A-2	544.00	516.80	0.96	AAA/AAA	5-18	05/23	08/24	EDSF	+ 3	0.311	0.31	99.99923
A-3	544.00	516.80	2.27	AAA/AAA	18-39	02/25	04/26	iSwp	+ 1	0.712	0.71	99.99787
A-4	147.00	139.65	3.60	AAA/AAA	39-47	10/25	03/27	iSwp	+ 3	1.024	1.02	99.99357
B	40.00	> Not Offered <

Expected Pricing : *Priced*	Offered Amount : $1,482,000,000
Expected Settle : 11/15/21	Registration : Public/SEC-registered
First Pmt Date : 12/15/21	ERISA Eligible : Yes
Expected Ratings : S&P and Fitch	RR Compliance : US-Yes, EU-Yes
Bloomberg Ticker : TAOT 2021-D	Pricing Speed : 1.3% ABS to 5% Cleanup Call
Bloomberg SSAP : "TAOT2021D"	Min Denoms : $1k x $1k
Bill & Deliver : RBC
---- CUSIPS ----
A-1 89238J AA3
A-2 89238J AB1
A-3 89238J AC9
A-4 89238J AD7
----------------

- Available Materials -
Preliminary Prospectus and FWP (attached)
Intex CDI file (attached)
Intexnet dealname: "RBCTOYOT21D_LARGE"; password "AXA2"

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 866 375-6829.